GENERATION ASIA I ACQUISITION LIMITED

March 26, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Ronald E. Alper and Brigitte Lippmann

VIA EDGAR

Re:	Generation Asia I Acquisition Limited
Response to Staff’s comments on Form PRE 14A Filed March 14, 2024 File No. 001-41239

Ladies and Gentlemen:

Generation Asia I Acquisition Limited (the “Company”), hereby submits its response to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, by the letter dated March 25, 2024 (the “Comment Letter”). In addition, following this response, the Company will promptly file an amendment to the Preliminary Proxy Statement on Schedule 14A filed March 14, 2024 (as amended, the “Proxy Statement”).

The text of the comment in the Comment Letter is included in the Company’s response for your reference. Page references in the text of this letter will correspond to the pages of the Proxy Statement. Unless otherwise defined below, terms used below and undefined shall have the meanings given to them in the Proxy Statement. The responses and information described below are based upon information available to the Company.

Form PRE 14A filed March 14, 2024

Comment 1. Please revise to disclose whether your sponsor is, is controlled by, or has substantial ties with non-U.S. persons.

Response: The Company acknowledges the Staff’s comment, and advises the Staff that the Company’s sponsor, Generation Asia LLC (the “Sponsor”), is a Cayman Islands limited liability company. Approximately 18% of the equity interests of the Sponsor are held directly or indirectly by a U.S. based fund, while the rest is held by a Cayman entity. The Sponsor is controlled by its manager, Mr. Roy Kuan, who is a citizen of the Kingdom of Thailand. Risks associated with such non-U.S. persons have been addressed in risk factors included on pages 4 to 7 of the Proxy Statement.

Comment 2. We note that you are seeking to extend the date to consummate a business combination beyond 36 months from the effectiveness of your IPO registration statement. Please revise to explain the risk that your securities may be delisted by Nasdaq pursuant to its rules.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 8 of the Proxy Statement accordingly.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to contact our counsel, Jeffrey Selman (+1 415.615.6095) and Elena Nrtina (+1 415.836.2533) of DLA Piper LLP (US).

Very truly yours,

By:	/s/ Roy Kuan
Roy Kuan
Chief Executive Officer

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